SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                 SCHEDULE TO-I/A
                                (Amendment No. 2)
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            ------------------------

                            Vascular Solutions, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

  Stock Options under the Vascular Solutions, Inc. Stock Option and Stock Award
             Plan to Purchase Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                            ------------------------

                                    92231M109
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                            ------------------------

             Howard Root                              Copy to:
       Chief Executive Officer                    Timothy S. Hearn
      Vascular Solutions, Inc.                  Dorsey & Whitney LLP
       2495 Xenium Lane North            50 South Sixth Street, Suite 1500
        Minneapolis, MN 55441                   Minneapolis, MN 55402
            763-656-4300                            612-340-2600

           (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

            ---------------------------------------------------------
                 Transaction Value*        Amount of Filing Fee
                     $1,494,941                    $299
            ---------------------------------------------------------

* For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 559,750 shares of Vascular Solutions, Inc. common stock, par value $.01 per share, having an aggregate value of $1,494,941 as of July 16, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $299          Filing Party:  Vascular Solutions, Inc.
Form or Registration No.:  TO-I          Date Filed:    July 17, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[X]      issuer tender-offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

         This final Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") on July 17, 2002, to report the results of the offer by Vascular Solutions, Inc. (the "Company") to exchange certain options held by current employees of the Company or its subsidiaries, except the Chief Executive Officer, that are outstanding under the Company's Stock Option and Stock Award Plan, as amended (the "Stock Option Plan") to purchase shares of the Company's common stock, par value $.01 per share, for new options that will be granted under the Stock Option Plan, upon the terms and subject to the conditions in the Offer to Exchange and the related Election Form, previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").


Item 4. Terms of the Transaction

         Item 4 of the Schedule TO is hereby supplemented as follows:


         The Offer expired at 12:00 midnight Minnesota time, on August 14, 2002. The Company has accepted for cancellation options to purchase 467,070 shares its stock, representing approximately 83.4% of the options that were eligible to be tendered in the Offer. Upon the terms and subject to the conditions of the Offer, we expect to grant options to purchase an aggregate of 464,070 shares of our common stock in exchange for such tendered options. The Company promptly will send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(D) as previously filed, indicating the number of the holder's shares subject to the options that we have accepted for exchange or cancellation, the number of shares that will be subject to the new options to be granted to such holder and the expected grant date of the new options.





                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Vascular Solutions, Inc.


Date: August 16, 2002


                                        /s/ Howard Root
                                        -----------------------------------
                                        Howard Root
                                        Chief Executive Officer,